July 31, 2020

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Via EDGAR

Re:	Vision Marine Technologies Inc.
Registration Statement on Form F-1
Filed July 9, 2020
File No. 333-239777

Ladies and Gentleman:

This letter is in response to the comment letter dated July 23, 2020, received from the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in which the Staff provided a comment to the registration statement on Form F-1 (the “Registration Statement”) of Vision Marine Technologies Inc. (the “Company”) filed with the Commission on July 9, 2020. On the date hereof, the Company has filed an amendment to the Registration Statement on Form F-1/A (the “Amended Registration Statement”). We set forth below in bold and italics the comment in your letter relating to the Registration Statement followed by our response to the comment.

Registration Statement on Form F-1 filed July 9, 2020

Notes to Financial Statements

Note 14. Subsequent Events, page F-46

1.	We note the disclosure relating to your granting 1,340,000 stock options at an exercise price of $1.00 per share and 600,000 stock options at an exercise price of $0.75 per share to your directors, officers, employees and consultants on May 27, 2020, but also note disclosure in the Recent Sales of Unregistered Securities on page II-1 that states such stock options were issued in June 2020. Please revise the filing to eliminate this inconsistent disclosure, or advise us.

We note the discrepancy in the disclosure in the Registration Statement regarding the grant date of the aggregate of 1,940,000 options mentioned in your comment. We have changed the disclosure in Item 7 of Part II (Recent Sales of Unregistered Securities) of the Amended Registration Statement to reflect that those options were issued on May 27, 2020.

In addition to the above response to your comment, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Amended Registration Statement, (ii) comments from the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement or the Amended Registration Statement and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kulwant Sandher
Kulwant Sandher
Chief Financial Officer